UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6333L101

(CUSIP Number)

James Rawlingson, Chief Financial Officer

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6333L101

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,031,903 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,031,903 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,903 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage set forth on the cover sheets is calculated based on 13,959,423 ordinary shares outstanding as of the completion of Iterum Therapeutic plc’s (the “Issuer”) initial public offering, as disclosed in the Issuer’s final prospectus dated May 24, 2018, filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2018.

CUSIP No. G6333L101

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,031,903 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,031,903 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,903 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage set forth on the cover sheets is calculated based on 13,959,423 ordinary shares outstanding as of the completion of the Issuer’s initial public offering as disclosed in the Issuer’s final prospectus dated May 24, 2018, filed with the Commission on May 25, 2018.

Item 1. Security and Issuer

(a)	Name of Issuer: Iterum Therapeutics plc, a public limited company formed under the laws of the Republic of Ireland (the “Issuer”)

(b)	Title of Class of Securities: Ordinary shares, par value $0.01 per share (the “Ordinary Shares”)

(c)	Address of Issuer’s Principal Executive Offices:

Block 2 Floor 3

Harcourt Centre, Harcourt Street

Dublin 2, Ireland

Item 2. Identity and Background

(a)	Name of Persons Filing:

This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

Arix Bioscience Plc (“Arix Plc”)

Arix Bioscience Holdings Limited (“Arix Ltd.”)

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	The address of the principal business office of each of the Reporting Persons is 20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom.

(c)	The principal business of each of the Reporting Persons is the global healthcare and lifescience business.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales.

Item 3. Source and Amount of Funds or other Consideration

On May 24, 2018, the Registration Statement on Form S-1 (File No. 333-224582) filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering of 6,150,000 of its Ordinary Shares (the “IPO”) was declared effective. The closing of the IPO took place on May 30, 2018, and at such time Arix Ltd. purchased an aggregate of 337,606 Ordinary Shares at the IPO price of $13.00 per share.

In addition, at the time of the IPO, all of the Issuer’s outstanding convertible preferred shares converted into Ordinary Shares. In connection with this conversion, 445,576 shares of Series B-1 Preferred Shares and 248,721 shares of Series B-2 Preferred Shares held by Arix Ltd. converted into 694,297 Ordinary Shares.

The aggregate purchase price of the Ordinary Shares held by the Reporting Persons is $16,777,766.40.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

Arix Ltd. agreed to purchase securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate, , including, without limitation, (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,031,903 Ordinary Shares, representing approximately 7.4% of the Issuer’s issued and outstanding Ordinary Shares, based on 13,959,423 Ordinary Shares outstanding as of the completion of the IPO, as disclosed in the Issuer’s final prospectus dated May 24, 2018, filed with the Commission on May 25, 2018.

(b)	Each of the Reporting Persons may be deemed to have shared power shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,031,903 Ordinary Shares, representing approximately 7.4% of the Issuer’s issued and outstanding Ordinary Shares, based on 13,959,423 Ordinary Shares outstanding as of the completion of the IPO, as disclosed in the Issuer’s final prospectus dated May 24, 2018, filed with the Commission on May 25, 2018.

(c)	On May 30, 2018, Arix Ltd. purchased 337,606 Ordinary Shares of the Issuer at the IPO price of $13.00 per share. All of the Issuer’s outstanding convertible preferred shares converted into Ordinary Shares of the Issuer at the time of the IPO. In connection with this conversion, 445,576 shares of Series B-1 Preferred Shares and 248,721 shares of Series B-2 Preferred Shares held by Arix Ltd. converted into 694,297 Ordinary Shares.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board Representation

Mark Chin, an investment director of Arix Ltd., is a member of the board of directors of the Issuer. Mr. Chin may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

Lock-Up Agreements

In connection with the IPO, Arix Ltd., and all of the Issuer’s directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, that for a period of 180 days from May 24, 2018, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any of these transactions are to be settled by delivery of the Ordinary Shares or other securities, in cash or otherwise. Leerink Partners LLC and RBC Capital Markets, LLC may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in this agreement.

In addition to the restrictions contained in the lock-up agreement described above, under an investor rights agreement among the Issuer and certain holders of the Issuer’s capital shares, including the Reporting Persons (the “Investor Rights Agreement”), the Reporting Persons are subject to certain market stand-off provisions imposing restrictions on the ability of the Reporting Persons to offer, sell, or transfer the Issuer’s equity securities for a period of 180 days from May 24, 2018.

Registration Rights

Under the Investor Rights Agreement, certain holders of the Issuer’s capital shares, including the Reporting Persons, have certain registration rights, as described below.

Demand Registration Rights

The holders of 7,396,313 Ordinary Shares issued upon conversion of outstanding preferred shares at the closing of the IPO are entitled to certain demand registration rights. Beginning after the expiration of the lock-up period on these shares, the holders of a majority of these shares may, on not more than two occasions, request that the Issuer file a registration statement having an aggregate offering price to the public of not less than $10,000,000, net of selling expenses, to register the offer and sale of all or a portion of their shares.

Piggyback Registration Rights

If the Issuer proposes to register the offer and sale of any of our securities under the Securities Act either for its own account or for the account of other securityholders, the holders of 7,809,423 Ordinary Shares issued upon conversion of outstanding preferred shares at the closing of the IPO are entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of 7,396,313 Ordinary Shares issued upon conversion of outstanding preferred shares at the closing of the IPO are entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares may make a request that the Issuer register their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities with an aggregate offering price of at least $1,000,000.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 11, 2018 (filed herewith)

Exhibit 99.2	Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on May 1, 2018)

Exhibit 99.3	Form of Lock-Up Agreement (filed herewith)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2018

ARIX BIOSCIENCE PLC

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Chief Financial Officer

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Chief Financial Officer

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Joseph Anderson	Director	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Joseph Anderson	CEO	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Meghan Mair Fitzgerald	Director	USA	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Franz Bernhard Humer	Director	Switzerland	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Giles Kerr	Director	United Kingdom	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
David Charles U’Prichard	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom